FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 11, 2017

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc - Result of Annual General Meeting
Legal Entity Identifier: 2138005O9XJIJN4JPN90

11 May 2017

Following the Annual General Meeting held today, The Royal Bank of Scotland Group plc announces the results of the poll vote for each resolution as follows. Resolutions 20, 21, 23, 24, 26 and 27 were passed as special resolutions.

	For	% of votes cast	Against	% of votes cast	Total votes cast as % of Voting Share Capital	Withheld *
Resolution 1 To receive the accounts for the year ended 31 December 2016 and the reports of the directors and auditors therein	43,790,133,968	100.00	1,219,348	0.00	92.18	8,853,888
Resolution 2 To approve the Directors' Remuneration Policy in the Directors' Remuneration Report	42,143,861,332	96.33	1,603,968,780	3.67	92.09	40,411,396
Resolution 3 To approve the Annual Report on Remuneration in the Directors' Remuneration Report	43,612,488,456	99.60	173,420,916	0.40	92.17	14,256,744
Resolution 4 To re-elect Howard Davies as a director	43,512,958,968	99.67	143,919,744	0.33	91.89	143,338,852
Resolution 5 To re-elect Ross McEwan as a director	43,768,791,580	99.95	22,665,992	0.05	92.18	8,762,044
Resolution 6 To re-elect Ewen Stevenson as a director	43,768,886,544	99.95	22,561,308	0.05	92.18	8,767,732
Resolution 7 To re-elect Sandy Crombie as a director	43,537,101,268	99.42	254,293,112	0.58	92.18	8,758,928
Approval of Sandy Crombie's re-election by independent shareholders only	9,799,167,192	97.47	254,293,112	2.53	73.01	8,758,928
Resolution 8 To elect Frank Dangeard as a director	43,764,408,056	99.94	26,130,184	0.06	92.18	9,622,824
Approval of Frank Dangeard's election by independent shareholders only	10,026,473,980	99.74	26,130,184	0.26	73.00	9,622,824
Resolution 9 To re-elect Alison Davis as a director	43,535,208,352	99.42	256,112,252	0.58	92.18	8,833,608
Approval of Alison Davis's re-election by independent shareholders only	9,797,274,276	97.45	256,112,252	2.55	73.01	8,833,608
Resolution 10 To re-elect Morten Friis as a director	43,769,205,604	99.95	22,009,812	0.05	92.18	8,941,256
Approval of Morten Friis' re-election by independent shareholders only	10,031,271,528	99.78	22,009,812	0.22	73.01	8,941,256
Resolution 11 To re-elect Robert Gillespie as a director	43,544,505,864	99.44	246,773,660	0.56	92.18	8,873,708
Approval of Robert Gillespie's re-election by independent shareholders only	9,806,571,788	97.55	246,773,660	2.45	73.01	8,873,708
Resolution 12 To re-elect Penny Hughes as a director	43,767,966,280	99.95	23,519,724	0.05	92.18	8,732,492
Approval of Penny Hughes' re-election by independent shareholders only	10,030,032,204	99.77	23,519,724	0.23	73.01	8,732,492
Resolution 13 To re-elect Brendan Nelson as a director	43,765,326,280	99.94	25,969,640	0.06	92.18	8,904,128
Approval of Brendan Nelson's re-election by independent shareholders only	10,027,392,204	99.74	25,969,640	0.26	73.01	8,904,128
Resolution 14 To re-elect Baroness Noakes as a director	43,766,983,476	99.95	23,701,820	0.05	92.18	9,520,452
Approval of Baroness Noakes' re-election by independent shareholders only	10,029,049,400	99.76	23,701,820	0.24	73.01	9,520,452
Resolution 15 To re-elect Mike Rogers as a director	43,544,438,284	99.44	246,191,076	0.56	92.18	9,588,688
Approval of Mike Rogers' re-election by independent shareholders only	9,806,504,208	97.55	246,191,076	2.45	73.00	9,588,688
Resolution 16 To elect Mark Seligman as a director	43,768,864,040	99.95	21,658,840	0.05	92.18	9,680,000
Approval of Mark Seligman's election by independent shareholders only	10,030,929,964	99.78	21,658,840	0.22	73.00	9,680,000
Resolution 17 To re-appoint Ernst & Young LLP as auditors	43,778,172,140	99.99	4,910,832	0.01	92.16	8,323,656
Resolution 18 To authorise the Group Audit Committee to fix the remuneration of the auditors	43,785,298,144	99.99	6,493,468	0.01	92.18	8,373,928
Resolution 19 To renew the directors' authority to allot securities	43,633,166,256	99.64	158,121,164	0.36	92.18	8,913,536
Resolution 20 To renew the directors' authority to allot equity shares on a non pre-emptive basis in connection with an offer or issue of equity securities	43,737,846,240	99.88	53,316,872	0.12	92.18	9,030,372
Resolution 21 To renew the directors' authority to allot equity shares on a non pre-emptive basis in connection with the purposes of financing a transaction or capital investment	43,540,851,444	99.43	250,290,504	0.57	92.18	9,081,932
Resolution 22 To renew the directors' authority to allot shares or grant rights to subscribe for or to convert any security into shares in connection with the issue of Equity Convertible Notes	43,720,045,720	99.84	71,073,500	0.16	92.18	9,069,600
Resolution 23 To renew the directors' authority to allot equity securities on a non pre-emptive basis in connection with the issue of Equity Convertible Notes	43,709,698,404	99.81	81,381,540	0.19	92.18	9,127,928
Resolution 24 To permit the holding of General Meetings at 14 clear days' notice	43,344,970,016	98.98	446,981,564	1.02	92.18	8,265,756
Resolution 25 To renew the authority in respect of political donations and expenditure by the Company in terms of Section 366 of the Companies Act 2006	43,413,433,648	99.14	377,589,552	0.86	92.18	9,131,492
Resolution 26 To renew the authority for the Company to purchase its own shares on a recognised investment exchange	43,703,449,528	99.81	85,287,632	0.19	92.17	11,486,592
Resolution 27 Approval of cancellation of the share premium account and capital redemption reserve subject to court approval	43,786,173,688	99.99	4,414,808	0.01	92.18	9,618,232
Resolution 28 Approval of the RBS 2017 UK Sharesave plan	43,740,536,020	99.88	50,597,092	0.12	92.18	9,071,344
* A vote Withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" and "Against" a resolution.

In accordance with the UK Listing Authority's listing rules, copies of resolutions that do not constitute ordinary business at an annual general meeting will shortly be available for inspection at the National Storage Mechanism which is located at: www.Hemscott.com/nsm.do

As at 9th May 2017 (being the latest date by which shareholders who wanted to vote at the Annual General Meeting must have been entered on the company's Register of Members) the total number of voting rights in the company was 47,507,814,404.

Contact

RBS Media Centre
+44 (0)131 523 4205

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary

11 May 2017